SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

          If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
NEWS RELEASE

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 11, 2005
Shaw Communications Inc.

By:
/s/ Steve Wilson

Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE

Shaw Announces Increase in Dividend Rates

Calgary, Alberta, July 7, 2005 — Shaw Communications Inc. announced today that its Board of Directors has increased the equivalent annual dividend rate on Shaw’s Class A Participating Shares and Class B Non-Voting Participating Shares by $0.01 per share. The equivalent annual dividend rate will be $0.405 per Class A Participating Share and $0.41 per Class B Non-Voting Participating Share, payable in monthly installments commencing September 30, 2005.

Based upon this increase in the dividend rates, Shaw’s Board of Directors declared monthly dividends of $0.03375 per Class A Participating Share and $0.0341666667 per Class B Non-Voting Participating Share, payable on each of September 30, 2005, October 31, 2005 and November 30, 2005 to all holders of record at the close of business September 15, 2005, October 15, 2005 and November 15, 2005, respectively.

Shaw’s Board of Directors reviews the applicable dividend rates on a quarterly basis. Shareholders are entitled to receive dividends only when any such dividends are declared by Shaw’s Board of Directors, and there is no entitlement to any dividend prior thereto.

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet, Digital Phone, telecommunications services (through Big Pipe Inc.) and satellite direct-to-home (through Star Choice Communications Inc.) services to approximately 3.0 million customers. Shaw is traded on the Toronto and New York stock exchanges and is a member of the S&P/TSX 60 index (Symbol: TSX — SJR.NV.B, NYSE — SJR).

For further information, please contact:

Steve Wilson
Senior Vice President, Chief Financial Officer
Shaw Communications Inc.
403-750-4500

www.shaw.ca